As filed with the Securities and Exchange Commission on October 29, 2007

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ABITIBIBOWATER INC.

(Exact name of registrant as specified in its charter)

Delaware	98-0526415
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

1155 Metcalfe Street Suite 800 Montreal, Quebec Canada H3B 5H2 (514) 875-2160	The Corporation Trust Company 1209 Orange Street Wilmington, Delaware 19801 (866) 809-1134
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	(Name, address, including zip code, and telephone numbers, including area code, of agent for service)

Copies To:

Edwin S. Maynard, Esq. Toby S. Myerson, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064	William Calvin Smith, III, Esq. Marlon F. Starr, Esq. Troutman Sanders LLP 600 Peachtree Street, N.E., Suite 5200 Atlanta, Georgia 30308-2216

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement as determined by market conditions and other factors.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☒

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered (1)	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, par value $1.00 per share	4,965,336 Shares (2)	$10,849,259 (3)	$333
Common Stock, par value $1.00 per share	625,423 Shares (4)	$11,625,988 (5)	$357
Total:	5,590,759 Shares	$22,475,247	$690

(1)	An indeterminate number of additional shares of Common Stock shall be issuable pursuant to Rule 416 to prevent dilution resulting from stock splits, stock dividends or similar issuance and in such event the number of shares registered shall automatically be increased to cover the additional shares in accordance with Rule 416 under the Securities Act.
(2)	Represents 4,965,336 shares of common stock of AbitibiBowater Inc. that may be issued upon exchange, retraction or redemption of 4,965,336 non-voting exchangeable shares issued by Bowater Canada Inc., which is an indirect subsidiary of AbitibiBowater Inc. (and which is being renamed AbitibiBowater Canada Inc.), to former shareholders of Abitibi-Consolidated Inc. who are residents of Canada and who elected to receive the exchangeable shares in connection with the combination of Abitibi-Consolidated Inc. and Bowater Incorporated, or upon the liquidation, dissolution or winding-up of Bowater Canada Inc.
(3)	Pursuant to Rule 457(c) and 457(f)(1) under the Securities Act of 1933, estimated solely for the purpose of calculating the registration fee on the basis of the average of the high and low sales prices of shares of Abitibi-Consolidated Inc. on the New York Stock Exchange on October 24, 2007, which was $2.185.
(4)	Represents 625,423 shares of common stock of AbitibiBowater Inc. that may be issued upon exchange, retraction or redemption of 625,423 exchangeable shares issued by Bowater Canada Inc. and outstanding immediately prior to the effective time of the combination of Abitibi-Consolidated Inc. and Bowater Incorporated, which were issued in connection with acquisitions previously made by Bowater Incorporated.
(5)	Pursuant to Rule 457(c) and 457(f)(1) under the Securities Act of 1933, estimated solely for the purpose of calculating the registration fee on the basis of the average of the high and low sales prices of non-voting exchangeable shares of Bowater Canada Inc. on the Toronto Stock Exchange on October 24, 2007, which was CDN$18.05 ($18.589).

Explanatory Note

Unless otherwise stated or the context otherwise requires, references in this registration statement to “AbitibiBowater,” “we,” “our,” or “us” refer to AbitibiBowater Inc. and its direct and indirect subsidiaries. We entered into a Combination Agreement and Agreement and Plan of Merger (the “combination agreement”), dated as of January 29, 2007, as amended, with Abitibi-Consolidated Inc. (“Abitibi”), Bowater Incorporated (“Bowater”), Alpha-Bravo Merger Sub Inc. (“Merger Sub”) and Bowater Canada Inc., a corporation incorporated under the laws of Canada (which is being renamed AbitibiBowater Canada Inc. as one of the steps of the combination transaction described in this note) (“ABCI”). On October 29, 2007, pursuant to the combination agreement, Merger Sub was merged with and into Bowater, with Bowater continuing as the surviving corporation, and each issued and outstanding share of Bowater common stock (excluding shares to be cancelled in accordance with the combination agreement) was converted into the right to receive 0.52 shares of our common stock. We refer to this transaction as the “merger.” Promptly following the effectiveness of this registration statement, also pursuant to the combination agreement, articles of arrangement will become effective, pursuant to which each Abitibi shareholder (other than those Abitibi shareholders that have elected to receive non-voting exchangeable shares as described below) will receive 0.06261 shares of our common stock for each common share of Abitibi held. We refer to this transaction as the “arrangement.” As a result, upon the completion of such transactions, Abitibi and Bowater will become our subsidiaries. These transactions are referred to collectively in this registration statement as the “combination.” Pursuant to the combination, the existing stockholders of Bowater became, and the existing shareholders of Abitibi will become, our shareholders.

ABCI is an indirect subsidiary of AbitibiBowater, and has outstanding a class of non-voting exchangeable shares publicly traded on the Toronto Stock Exchange which we refer to as the “exchangeable shares” in this registration statement. In connection with the consummation of the combination and related transactions, each issued and outstanding exchangeable share of ABCI will become exchangeable for one share of our common stock and one share of our common stock will become issuable upon a redemption, retraction or exchange of each exchangeable share, or upon the liquidation, dissolution or winding-up of ABCI or any other distribution of ABCI’s assets to its shareholders for the purpose of winding-up its affairs, in each case in accordance with the terms of the provisions governing the exchangeable shares. This registration statement relates to shares of our common stock issuable upon redemption, retraction or exchange of exchangeable shares of ABCI or upon the liquidation, dissolution or winding-up of ABCI or any other distribution of ABCI’s assets to its shareholders for the purpose of winding up its affairs.

For purposes of our eligibility to file this registration statement on Form S-3, we are a successor registrant to Bowater within the meaning of General Instruction I.A.7. to Form S-3.

PROSPECTUS

5,590,759 Shares

ABITIBIBOWATER INC.

Common Stock

This prospectus relates to 5,590,759 shares of our common stock, par value $1.00 per share, issuable upon redemption, retraction or exchange of the outstanding non-voting exchangeable shares (the “exchangeable shares”) of our indirect subsidiary Bowater Canada Inc. (which is being renamed AbitibiBowater Canada Inc. as one of the steps in the combination transaction described below) (“ABCI”) as well as in certain liquidation-type events involving ABCI. As more fully described below under “The Company – The Combination,” on October 29, 2007, we, Abitibi-Consolidated Inc. (“Abitibi”) and Bowater Incorporated (“Bowater”) consummated, or will consummate, a series of combination transactions, as a result of which Bowater became, and Abitibi will become, our wholly owned subsidiaries and the stockholders of Bowater became, and the shareholders of Abitibi will become, our shareholders.

In connection with the combination, ABCI will issue exchangeable shares which are listed for trading on the Toronto Stock Exchange. Each exchangeable share may be exchanged at the election of the holder for one share of our common stock, plus all payable and unpaid dividends, if any, on the exchangeable shares. In addition, under certain circumstances, ABCI can redeem the exchangeable shares in exchange for shares of our common stock on a one-for-one basis. Of the exchangeable shares that are the subject of this prospectus, 625,423 shares will be issued in connection with acquisitions previously made by Bowater and the remaining 4,965,336 shares will be issued to certain former eligible shareholders of Abitibi who are residents of Canada and who elected to receive the exchangeable shares in connection with the combination.

Because the shares of our common stock offered by this prospectus will be issued only in exchange for, or upon the redemption of, the exchangeable shares, or upon the liquidation, dissolution or winding-up of ABCI or any other distribution of ABCI’s assets to its shareholders for the purpose of winding up its affairs, we will not receive any cash proceeds from this offering. We are paying all expenses of registration incurred in connection with this offering.

Our common stock is listed on the New York Stock Exchange, and will be listed on the Toronto Stock Exchange, under the trading symbol “ABH,” and the exchangeable shares will be listed on the Toronto Stock Exchange under the symbol “AXB.”

You should carefully read and evaluate the risk factors set forth under the heading “Risk Factors” beginning on page 2 of this prospectus, as well as those contained in our periodic reports and other information that we file with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 29, 2007.

REFERENCES TO ADDITIONAL INFORMATION

This prospectus incorporates important business and financial information about us from other documents that are not included in or delivered with this prospectus. This information is available for you to review at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, DC 20549, and through the SEC’s website, www.sec.gov. You can also obtain those documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us at the following address and telephone number:

AbitibiBowater Inc.

1155 Metcalfe Street

Suite 800

Montreal, Quebec

Canada H3B 5H2

(514) 875-2160

Attention: Investor Relations

See “Where You Can Find More Information” beginning on page 22.

i

THE COMPANY

AbitibiBowater Inc. is a leading global producer of a wide range of newsprint and commercial printing papers, market pulp and wood products. We own or operate 32 pulp and paper facilities and 35 wood product facilities located in the United States, Canada, the United Kingdom and South Korea. We are also among the world’s largest recyclers of newspapers and magazines.

We are a Delaware corporation formed on January 25, 2007 that holds Bowater Incorporated (“Bowater”), and, following completion of the arrangement (as defined below under “— The Combination”), will hold Abitibi-Consolidated Inc. (“Abitibi”), as direct or indirect wholly owned subsidiaries, all as further described below. Our common stock will be traded on the New York and Toronto Stock Exchanges under the symbol “ABH.” Our principal executive office is located at 1155 Metcalfe Street, Suite 800, Montreal, Quebec, Canada, H3B 5H2. Our telephone number is (514) 875-2160.

Abitibi-Consolidated Inc.

Abitibi is a global leader in newsprint and commercial printing papers as well as a major producer of wood products, serving clients in approximately 70 countries from its 45 operating facilities. Abitibi is among the largest recyclers of newspapers and magazines in North America, diverting annually approximately 1.7 million tonnes of waste paper from landfills.

Bowater Incorporated

Bowater is a leading producer of coated and specialty papers and newsprint. In addition, Bowater sells bleached market pulp and lumber products. Bowater has 12 pulp and paper mills in the United States, Canada and South Korea. In North America, it also operates one converting facility and owns nine sawmills. Bowater’s operations are supported by approximately 700,000 acres of timberlands owned or leased in the United States and Canada and 28 million acres of timber cutting rights in Canada. Bowater operates six recycling plants and is one of the world’s largest consumers of recycled newspapers and magazines.

AbitibiBowater Canada Inc.

Bowater Canada Inc. (which is being renamed AbitibiBowater Canada Inc. as one of the steps in the combination described below) (“ABCI”) is an indirect subsidiary of AbitibiBowater. In connection with the consummation of the combination and related transactions described below, each issued and outstanding exchangeable share of ABCI (other than exchangeable shares that will be held by AbitibiBowater and its affiliates) will become exchangeable for one share of our common stock and one share of our common stock will become issuable upon a redemption, retraction or exchange of each exchangeable share, or upon the liquidation, dissolution or winding-up of ABCI or any other distribution of ABCI’s assets to its shareholders for the purpose of winding up its affairs, in each case in accordance with the terms of the provisions governing the exchangeable shares.

The Combination

On January 29, 2007, Abitibi, Bowater, Alpha-Bravo Merger Sub Inc. (“Merger Sub”) and ABCI entered into a combination agreement (as amended, the “combination agreement”) pursuant to which the companies would combine their businesses under a newly formed Delaware corporation named AbitibiBowater Inc. On October 29, 2007, pursuant to the combination agreement, Merger Sub was merged with and into Bowater, with Bowater continuing as the surviving corporation, and each issued and outstanding share of Bowater common stock (excluding shares to be cancelled in accordance with the Combination Agreement) was converted into the right to receive 0.52 of a share of our common stock. We refer to this transaction as the “merger.” Promptly following the effectiveness of the registration statement of which this prospectus forms a part, also pursuant to the combination agreement, articles of arrangement will become effective, pursuant to which each Abitibi shareholder (other than those Abitibi shareholders that elected to receive exchangeable shares of ABCI) will receive 0.06261 of a share of our common stock for each share of common stock of Abitibi held. We refer to this transaction as the “arrangement” and we refer to the merger, the arrangement and related transactions collectively as the “combination.” As a result, upon the completion of the combination, each of Abitibi and Bowater will be our subsidiaries. Pursuant to the combination, the existing stockholders of Bowater became, and the existing shareholders of Abitibi will become, our shareholders.

RISK FACTORS

Investing in our common stock involves risks. Before investing, you should carefully consider the risk factors set forth below, as well as those that are incorporated by reference herein from the Risk Factors found in Abitibi’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2006 filed with the Canadian securities regulatory authorities on June 7, 2007 and filed on Form 40-F/A with the SEC on June 7, 2007, and under the heading “Risk Factors” in Bowater’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, filed with the SEC on August 9, 2007, together with all of the other information included in this prospectus and any prospectus supplement and any other information that we have incorporated by reference, including filings made with the SEC subsequent to the date hereof. Any of these risks, as well as other risks and uncertainties, could harm our financial condition, results of operations or cash flows.

We may experience difficulties in integrating the businesses of Abitibi and Bowater and may not realize the anticipated synergies, efficiencies and cost savings from the combination.

The success of the combination will depend, in significant part, on our ability to realize the anticipated synergies, efficiencies and cost savings from integrating the businesses of Abitibi and Bowater. Our success in realizing these synergies, efficiencies and cost savings, and the timing of this realization, depend on the successful integration of such businesses and operations. We may not be able to accomplish this integration process smoothly or successfully. The necessity of coordinating geographically disparate organizations and addressing possible differences in corporate and regional cultures and management philosophies may increase the difficulties of integration. The integration of certain operations following the combination will take time and will require the dedication of significant management resources, which may temporarily distract management’s attention from the routine business of AbitibiBowater. Employee uncertainty and lack of focus during the integration process may also disrupt the business of AbitibiBowater. In addition, restrictions on the exchange of competitively sensitive information between Abitibi and Bowater prior to consummation of the combination have precluded a complete evaluation of these anticipated synergies and efficiencies.

Even if we are able to integrate such businesses and operations successfully, there can be no assurance that this integration will result in the realization of the full benefits of synergies, efficiencies and cost savings that we currently expect from this integration or that these benefits will be achieved within the time frame or in the manner anticipated. For example, the elimination of duplicative costs may not be possible or may take longer than anticipated, or the benefits from the combination may be offset by the costs incurred in integrating the businesses and operations or adverse conditions imposed by regulatory authorities on the combined business in connection with granting approval for the combination. If we do not realize our anticipated synergies and efficiencies, in the amounts or in the time frame expected, or if our management cannot integrate successfully the operations of the two companies, our business and results of operations will be adversely affected.

AbitibiBowater may not pay dividends.

Abitibi and Bowater historically maintained differing dividend practices, with Bowater paying a quarterly dividend of US$0.20 in each quarter since the first quarter of 1996, while Abitibi has not paid dividends since July 2006. No decision regarding the dividend policies of AbitibiBowater has yet been made by the Board of Directors of AbitibiBowater. In addition, the ability of AbitibiBowater to pay dividends may be restricted by our credit facilities or other debt instruments, as well as by applicable law. There can be no assurance that we will pay a dividend or that any dividend, if paid, will be comparable to the historical dividend rate of Bowater prior to the combination.

The trading prices of the exchangeable shares and the AbitibiBowater common stock may not reflect equivalent values.

Holders of exchangeable shares have dividend, liquidation and voting entitlements that are substantially economically equivalent to the rights of holders of shares of AbitibiBowater common stock. AbitibiBowater common stock is listed on the NYSE and the TSX and exchangeable shares will be listed on the TSX. Because these are separate listings on different exchanges, the trading prices of the AbitibiBowater common stock on the NYSE and the TSX and of the exchangeable shares on the TSX may not reflect equivalent values after taking into account the exchange rate between the Canadian dollar and the U.S. dollar or the differences in the trading volumes of such shares on the two exchanges. This may result in holders of exchangeable shares having to exchange their shares for AbitibiBowater common stock in order to maximize the value of their investment prior to a sale. Such exchange of exchangeable shares for AbitibiBowater common stock will generally result in a taxable disposition for Canadian income tax purposes. Holders of such shares will realize a capital gain (or capital loss) to the extent the fair market value of the AbitibiBowater common stock received in the exchange exceeds (or is exceeded by) the cost for tax purposes of the exchangeable shares (less any reasonable costs of disposition). See “Material Canadian Federal Income Tax Consequences.”

Holders of exchangeable shares will experience a delay in receiving shares of AbitibiBowater common stock from the date they request an exchange, which may affect the value of the shares the holder receives in an exchange.

Holders of exchangeable shares who request to receive AbitibiBowater common stock in exchange for their exchangeable shares will not receive AbitibiBowater common stock until 10 to 15 business days after the applicable request is received (although we have provided a best efforts undertaking to cause ABCI to reduce this period to seven days). During this period, the market price of AbitibiBowater common stock may increase or decrease. Any such increase or decrease would affect the value of the consideration to be received by such a holder of exchangeable shares upon a subsequent sale of the AbitibiBowater common stock received in the exchange.

We face intense competition in the forest products industry and the failure to compete effectively would have a material adverse effect on our business, financial condition and results of operations.

We compete with numerous forest products companies, some of which have greater financial resources than we do. There has been a continued trend toward consolidation in the forest products industry, leading to new global producers. These global producers are typically large, well-capitalized companies that may have greater flexibility in pricing and financial resources for marketing, investment and expansion than we do. The markets for our products are all highly competitive. Actions by competitors can affect our ability to sell our products and can affect the volatility of the prices at which our products are sold. While the principal basis for competition is price, we also compete on the basis of customer service, quality and product type. There has also been an increasing trend toward consolidation among our customers. With fewer customers in the market for our products, our negotiation position with these customers could be weakened.

In addition, our industry is capital intensive, which leads to high fixed costs. Some of our competitors may be lower-cost producers in some of the businesses in which we operate. Global newsprint capacity, particularly Chinese and European newsprint capacity, has been increasing, which is expected to result in lower prices, volumes or both for our exported products. We believe that new hardwood pulp capacity at South American pulp mills has unit costs that are significantly below those of our hardwood kraft pulp mills. Other actions by competitors, such as reducing costs or adding low-cost capacity, may adversely affect our competitive position in the products we manufacture and, consequently, our sales, operating income and cash flows. We may not be able to compete effectively and achieve adequate levels of sales and product margins. If we are unable to compete effectively, such failure would have a material adverse effect on our business, financial condition and results of operations.

We have substantial indebtedness that could adversely affect our financial health, and our efforts to reduce this indebtedness may not be successful.

We have a significant amount of indebtedness. As of June 30, 2007, AbitibiBowater had outstanding total debt on a pro forma basis of $5.5 billion, of which $0.3 billion would have been secured debt, and shareholders’ equity of $2.1 billion. Our substantial amount of debt could have important negative consequences. For example, it could:

•	limit our ability to obtain additional financing, if needed, for working capital, capital expenditures, acquisitions, debt service requirements or other purposes;

•	increase our vulnerability to adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flows from operations to make payments on our debt;

•	cause us to monetize assets such as timberland or production facilities on terms that may be unfavorable to us;

•	reduce funds available for operations, future business opportunities or other purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and our industry; and

•	place us at a competitive disadvantage compared to our competitors that have less debt.

Approximately $0.6 billion of our indebtedness is due to be repaid in 2008. While we intend to restructure or refinance this portion of our indebtedness, we can make no assurances that replacement financing will be available to us on favorable terms, if at all.

Our credit facilities, the indentures governing our various notes, debentures and other debt securities and the terms and conditions of our other indebtedness may permit us or our subsidiaries to incur or guarantee additional indebtedness, including secured indebtedness in some circumstances. To the extent we incur additional indebtedness, some or all of the risks discussed above will increase.

The divestiture of our Snowflake, Arizona newsprint mill under our consent decree with the U.S. Department of Justice may take a significant amount of time, may not be on terms advantageous to us and may adversely affect our results of operations.

In order to receive U.S. regulatory approval of our combination, we entered into a settlement agreement with the Antitrust Division of the United States Department of Justice (the “DOJ”). We refer to this settlement agreement as the “Consent Decree.” Under the Consent Decree, we are required to sell our Snowflake, Arizona newsprint mill and certain related assets. Divestitures of assets under these circumstances can be time consuming. Further, because there may be a limited number of potential buyers for our Snowflake mill and because potential buyers will be aware of the circumstances of the sale, this mill could be sold at a price lower than its fair market value.

If we cannot complete the sales process within the time period provided under the Consent Decree, the DOJ may ask the court to appoint a trustee, who will be empowered to complete the sale to a purchaser acceptable to the DOJ, on terms then obtainable by the trustee using its reasonable efforts. Because any proposed sale is subject to the prior consent of the DOJ, the DOJ may reject a proposed buyer or seek amendments to the sales agreement or place restrictions on the buyer. Consequently, we may be required to sell our newsprint mill on terms that we do not believe are advantageous to us, and on terms that may adversely affect our results of operations.

Developments in alternative media could continue to adversely affect the demand for our products.

Trends in advertising, electronic data transmission and storage and the Internet could have further adverse effects on traditional print media, including our products and those of our customers, but neither the timing nor the extent of those trends can be predicted with certainty. Our newspaper, magazine and catalog publishing customers may increasingly use, and compete with businesses that use, other forms of media and advertising and electronic data transmission and storage, including television and the Internet, instead of newsprint, coated paper, uncoated specialty papers or other products made by us. The North American and global economies and the demand for certain of our products weakened significantly over the last several years. For example, industry statistics indicate that North American newsprint consumption has been declining. We believe that this decline in demand could continue due to conservation measures taken by publishers, reduced North American newspaper circulation, less space devoted to advertising and substitution to other uncoated mechanical grades. As a result of such competition, both Abitibi and Bowater have experienced decreased demand for some of their existing pulp and paper products in North America. As the use of these alternatives grows, demand for pulp and paper products is likely to further decline in North America.

If market conditions continue to worsen, it may be necessary to curtail production or permanently shut down machines or facilities. Curtailments or shutdowns could result in goodwill or asset write-downs at the affected facilities and could negatively impact our cash flows and materially affect our results of operations and financial condition.

The forest products industry is highly cyclical. Fluctuations in the prices of and the demand for our products could result in smaller profit margins and lower sales volumes.

The forest products industry is highly cyclical. Historically, economic and market shifts, fluctuations in capacity and changes in foreign currency exchange rates have created cyclical changes in prices, sales volume and margins for our products. Most of our paper products are commodities that are widely available from other producers and even our commercial printing paper is susceptible to these fluctuations. Because our commodity products have few distinguishing qualities from producer to producer, competition for these products is based primarily on price, which is determined by supply relative to demand. The overall levels of demand for the products we manufacture and distribute and, consequently, our sales and profitability, reflect fluctuations in levels of end-user demand, which depend in part on general economic conditions in North America and worldwide, as well as competition from electronic substitution. See “—Developments in alternative media could continue to adversely affect the demand for our products.”

Our manufacturing businesses may have difficulty obtaining fiber at favorable prices, or at all.

Fiber is the principal raw material we use, comprising, on a pro forma basis for 2006, approximately 33% of cost of sales, excluding depreciation, amortization and cost of timber harvested. We use both virgin fiber (wood chips and logs) and recycled fiber (old newspapers and magazines) as fiber sources for our paper mills. Wood fiber is a commodity and prices historically have been cyclical. The primary source for wood fiber is timber. Environmental litigation and regulatory developments have caused, and may cause in the future, significant reductions in the amount of timber available for commercial harvest in the United States and Canada. In addition, future domestic or foreign legislation, litigation advanced by aboriginal groups and litigation concerning the use of timberlands, the protection of endangered species, the promotion of forest health and the response to and prevention of catastrophic wildfires could also affect timber supplies. Availability of harvested timber may further be limited by factors such as fire and fire prevention, insect infestation, disease, ice storms, wind storms, flooding and other natural and man-made causes, thereby reducing supply and increasing prices. Wood fiber pricing is subject to market influences and our cost of wood fiber may increase in particular regions due to market shifts. Pricing of recycled fiber has recently been increasing. For example, prices of old newspapers have increased from an average of US$88 per ton in December 2006 to $108 per ton in June 2007. We believe that these price increases are related to expanding paper and packaging capacity in Asia, as well as strong North American demand, and that prices may remain at elevated levels. Any sustained increase in fiber prices would increase our operating costs and we may be unable to increase prices for our products in response.

Although we believe that the balance of fiber supply between our internal sources and the open market is adequate to support our current wood products and paper and pulp production requirements, there is no assurance that access to fiber will continue at the same levels achieved in the past. The cost of softwood fiber and the availability of wood chips may be affected. If our cutting rights pursuant to the forest licenses or forest management agreements of Abitibi and Bowater are reduced or if any third-party supplier of wood fiber stops selling or is unable to sell wood fiber to us, our financial condition and operating results would suffer.

An increase in the cost of our purchased energy, chemicals and other raw materials would lead to higher manufacturing costs, thereby reducing our margins.

Our operations consume substantial amounts of energy such as electricity, natural gas, fuel oil, coal and wood waste. We buy energy and raw materials, including chemicals, wood, recovered paper and other raw materials, primarily on the open market. The prices for raw materials and energy are volatile and may change rapidly, directly affecting our results of operations. The availability of raw materials and energy may also be disrupted by many factors outside our control, adversely affecting our operations. Energy comprised approximately 17% of cost of sales, excluding depreciation, amortization and cost of timber harvested for our business on a pro forma basis during 2006. Energy prices, particularly for electricity, natural gas and fuel oil, have been volatile in recent years and prices for 2005 and 2006 exceeded historical averages. As a result, fluctuations in energy prices will impact our manufacturing costs and contribute to earnings volatility. Additionally, we are a major user of renewable natural resources such as water and wood. Accordingly, significant changes in climate and agricultural diseases or infestation could affect our financial condition and results of operations. The volume and value of timber that we can harvest or purchase may be limited by factors such as fire and fire prevention, insect infestation, disease, ice storms, wind storms, flooding, other weather conditions and other causes. As is typical in the industry, we do not maintain insurance for any loss to our standing timber from natural disasters or other causes. Also, we can provide no assurance that we will be able to maintain our rights to utilize water or to renew them at conditions comparable to those currently in effect.

For our commodity products, the relationship between industry supply and demand for these products, rather than changes in the cost of raw materials, will determine our ability to increase prices. Consequently, we may be unable to pass along increases in our operating costs to our customers. Any sustained increase in energy, chemical or raw material prices without any corresponding increase in product pricing would reduce our operating margins and potentially require us to limit or cease operations of one or more of our machines.

Currency fluctuations may adversely affect our results of operations and financial condition and changes in foreign currency exchange rates can affect our competitive position, selling prices and manufacturing costs.

We compete with North American, European and Asian producers in most of our product lines. Our products are sold and denominated in U.S. dollars, Canadian dollars and selected foreign currencies. A substantial portion of our manufacturing costs are denominated in Canadian dollars. In addition to the impact of product supply and demand, changes in the relative strength or weakness of the U.S. dollar may also affect international trade flows of these products. A stronger U.S. dollar may attract imports into North America from foreign producers, increase supply and have a downward effect on prices, while a weaker U.S. dollar may encourage U.S. exports and increase manufacturing costs that are in Canadian dollars or other foreign currencies. Variations in the exchange rates between the U.S. dollar and other currencies, particularly the Euro and the currencies of Canada, Sweden, Finland and certain Asian countries, will significantly affect our competitive position compared to many of our competitors. Also, if the Canadian dollar remains strong for an extended period of time, it could influence the foreign exchange rate assumptions that we use in our evaluation of goodwill impairment and, consequently, result in goodwill impairment charges.

We are particularly sensitive to changes in the value of the Canadian dollar versus the U.S. dollar. The impact of these changes depends primarily on our production and sales volume, the proportion of our production and sales that occur in Canada, the proportion of our financial assets and liabilities denominated in Canadian dollars, our hedging levels and the magnitude, direction and duration of changes in the exchange rate. We expect exchange rate fluctuations to continue to impact costs and revenues; however, we cannot predict the magnitude or direction of this effect for any quarter, and there can be no assurance of any future effects.

We could experience disruptions in operations and/or increased labor costs due to labor disputes.

We believe we are the largest employer in the Canadian pulp and paper sector and have the sector’s largest representation by unions. A significant number of our collective bargaining agreements with respect to our newsprint and commercial printing paper operations in Eastern Canada will expire on the same date in 2009. In Canada, the largest employer has traditionally acted as a “pattern setter” for the sector. While relationships with the various unions generally have been good, as is the case with any negotiation, we may not be able to negotiate acceptable new agreements, which could result in strikes or work stoppages by affected employees. Renewal of collective bargaining agreements could also result in higher wage or benefit costs. Therefore, we could experience a disruption of our operations or higher ongoing labor costs which could have a material adverse effect on our business, financial condition or results of operations.

Our operations require substantial capital and we may not have adequate capital resources to provide for all of our capital requirements.

Our businesses are capital intensive and require that we regularly incur capital expenditures in order to maintain our equipment, increase our operating efficiency and comply with environmental laws. If our available cash resources and cash generated from operations are not sufficient to fund our operating needs and capital expenditures, we would have to obtain additional funds from borrowings or other available sources or reduce or delay our capital expenditures. We may not be able to obtain additional funds on favorable terms or at all. In addition, our debt service obligations will reduce our available cash flows. If we cannot maintain or upgrade our equipment as we require, we may become unable to manufacture products that compete effectively in one or more of our product lines.

We are exposed to changes in banking and capital markets and changes in interest rates.

We require both short-term and long-term financing to fund our operations, including capital expenditures. Changes in banking or capital markets, or to our credit rating, could affect the cost or availability of financing. In addition, we are exposed to changes in interest rates with respect to our floating rate debt and the interest rate of any new debt issues. Changes in the capital markets or prevailing interest rates can increase or decrease the cost or availability of financing.

Changes in laws and regulations could adversely affect our results of operations.

We are subject to a variety of foreign, federal, state, provincial and local laws and regulations dealing with trade, employees, transportation, taxes, timber and water rights and the environment. Changes in these laws or regulations or their interpretations or enforcement have required in the past, and could require in the future, substantial expenditures by us and adversely affect our results of operations. For example, changes in environmental laws and regulations have in the past, and could in the future, require us to spend substantial amounts to comply with restrictions on air emissions, wastewater discharge, waste management and landfill sites, including remediation costs. Environmental laws are becoming increasingly stringent. Consequently, our compliance and remediation costs could increase materially.

Changes in the political or economic conditions in Canada, the United States or other countries in which our products are manufactured or sold could adversely affect our results of operations.

We manufacture products in Canada, the United States, the United Kingdom and South Korea and sell products throughout the world. Paper prices are tied to the health of the economies of North and South America, Asia and Europe, as well as to paper inventory levels in these regions. The economic and political climate of each region has a significant impact on our costs and the prices of, and demand for, our products. Changes in regional economies or political instability, including acts of war or terrorist activities, can affect the cost of manufacturing and distributing our products, pricing and sales volume, directly affecting our results of operations. Such changes could also affect the availability or cost of insurance.

We may be subject to environmental liabilities.

We are subject to a wide range of general and industry-specific laws and regulations relating to the protection of the environment, including those governing air emissions, wastewater discharges, harvesting, the storage, management and disposal of hazardous substances and waste, the clean-up of contaminated sites, landfill operation and closure obligations, forestry operations and endangered species habitat and health and safety matters. As an owner and operator of real estate and manufacturing and processing facilities, we may be liable under environmental laws for cleanup and other costs and damages, including tort liability and damages to natural resources, resulting from past or present spills or releases of hazardous or toxic substances on or from our current or former properties. We may incur liability under these laws without regard to whether we knew of, were responsible for, or owned the property at the time of, any spill or release of hazardous or toxic substances on or from our property, or at properties where we arranged for the disposal of regulated materials. Claims may arise out of currently unknown environmental conditions or aggressive enforcement efforts by governmental or private parties.

We have net liabilities with respect to our pension plans and the actual cost of our pension plan obligations could exceed current provisions.

On a pro forma basis, as of December 31, 2006, our defined benefit pension plans were under-funded by an aggregate of US$940 million on a financial accounting basis. Abitibi and Bowater used different measurement dates and assumptions in determining their combined pension plan obligations. Our future funding obligations for the defined benefit pension plans depend upon changes to the level of benefits provided by the plans, the future performance of assets set aside in trusts for these plans, the level of interest rates used to determine minimum funding levels, actuarial data and experience and any changes in government laws and regulations. Any adverse change to any of these factors may require AbitibiBowater to increase our cash contributions to our pension plans and those additional contributions could have a material adverse effect on our cash flows and results of operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including information incorporated by reference herein (see “Where You Can Find More Information”), contains certain statements that are not historical facts and are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based on management’s beliefs, certain assumptions and current expectations with respect to our financial condition, results of operations, plans, objectives and future performance, as well as certain statements relating to the combination. These forward-looking statements include, without limitation:

•

statements regarding the achievement of significant benefits or synergies from the combination and the manner in which we expect to achieve them, in particular an estimated $250 million of annualized cost synergies within two years;

•	statements relating to our future financial and operating results;

•	statements relating to our plans, objectives, expectations and intentions regarding our products and the future development of our business;

•	statements regarding our ability to improve our financial profile, become more competitive, improve product quality and breadth, develop new products and better serve our customers; and

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other statements identified by the use of forward-looking terminology such as the words “expects,” “projects,” “intends,” “believes,” “anticipates” and other terms with similar meanings indicating possible future events or actions or potential impact on our business or shareholders.

Management believes that these forward-looking statements are reasonable; however, you should not place undue reliance on these statements, as they are based on management’s current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements:

•	the risk factors described under “Risk Factors;”

•	the cost savings and other expected synergies from the combination may not be fully realized or may take longer to realize than expected;

•

the businesses of Abitibi and Bowater may not be integrated successfully or the anticipated improved financial performance, product quality and development may not be achieved, the costs or difficulties related to the integration of the businesses of Abitibi and Bowater may be greater than expected or disruptions from the combination may make it more difficult to maintain relationships with customers, employees and suppliers;

•	other demand and supply developments within the industry or other factors may limit our ability to improve our competitive position;

•	AbitibiBowater may obtain credit on less favorable terms than those available to Abitibi or Bowater individually;

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the determination that the combination constitutes a change in control under the change in control and severance agreements between Bowater and its executive officers, directors, key employees and affiliates resulting in the payment of change in control or severance payments in amounts greater than currently anticipated;

•	general economic conditions, either internationally, nationally or in the locales in which we are doing business, may be less favorable than expected;

•	there may be environmental risks and liabilities under U.S. federal and state, Canadian federal and provincial and foreign environmental laws and regulations; and

•	changes may occur in the Canadian or U.S. securities markets or in the currency markets in general or fluctuations may occur in the Canadian and U.S. currencies.

Additional factors that could cause our results to differ materially from those described in the forward-looking statements can be found in the periodic reports filed by Abitibi and Bowater with the SEC and the Canadian securities regulatory authorities.

USE OF PROCEEDS

Because the shares of our common stock will be issued in exchange for or upon the redemption or retraction of the exchangeable shares, or upon the liquidation, dissolution or winding-up of ABCI or any other distribution of ABCI’s assets to its shareholders for the purpose of winding up its affairs, we will not receive any cash proceeds upon the issuance of the common stock.

PLAN OF DISTRIBUTION

As a holder of exchangeable shares, you may be issued AbitibiBowater common stock as follows:

•

you may at any time exchange your exchangeable shares for an equal number of shares of our common stock (see “How We Will Issue Our Common Stock to You — You May Retract Your Exchangeable Shares” beginning on page 10);

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we may, under certain circumstances, purchase or redeem your exchangeable shares by exchanging them for an equal number of shares of our common stock (see “How We Will Issue Our Common Stock to You — We May Redeem Your Exchangeable Shares” beginning on page 11); and

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upon liquidation of AbitibiBowater or ABCI, you may be required to, or may elect to, exchange your exchangeable shares for shares of our common stock (see “How We Will Issue Our Common Stock to You — Liquidation of ABCI,” “Insolvency of ABCI” and “Liquidation of AbitibiBowater” beginning on page 12).

No broker, dealer or underwriter has been engaged in connection with the exchange, retraction or redemption described above. We will pay all expenses incurred in connection with the distribution described in this prospectus.

HOW WE WILL ISSUE OUR COMMON STOCK TO YOU

The following describes how we will issue shares of AbitibiBowater common stock in exchange for exchangeable shares. This description is a summary of certain provisions of the following documents:

•	the plan of arrangement relating to Abitibi;

•	the rights, privileges, restrictions and conditions attaching to the exchangeable shares (the “exchangeable share provisions”); and

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certain provisions of the Amended and Restated Voting and Exchange Trust Agreement among ABCI, Bowater Canadian Holdings Incorporated (“Bowater Canadian Holdings”), AbitibiBowater, Bowater and CIBC Mellon Trust Company, to be entered into upon completion of the combination (the “trust agreement”).

We have included or incorporated by reference the combination agreement, the form of plan of arrangement relating to Abitibi, the form of the exchangeable share provisions and the form of the trust agreement as exhibits to the registration statement of which this prospectus constitutes a part, and the following description is qualified in its entirety by reference to the form of plan of arrangement, the form of the exchangeable share provisions and the form of the trust agreement.

You May Retract Your Exchangeable Shares

You are entitled, at any time, to retract (in other words, to require ABCI to redeem) any or all exchangeable shares owned by you and to receive one share of AbitibiBowater common stock for each exchangeable share you retract. Your right of retraction is subject to the call right of Bowater Canadian Holdings described below. You may retract your exchangeable shares by presenting to ABCI or its transfer agent a certificate or certificates representing the exchangeable shares that you desire to have ABCI redeem, together with other documents and instruments required under the Canada Business Corporations Act (the “CBCA”), the exchangeable share provisions or the by-laws of ABCI or by its transfer agent, and a properly executed retraction request. The retraction request must:

•	state that you desire to have all or a specified number of your exchangeable shares redeemed by ABCI;

•	state the business day on which you desire to have ABCI redeem your exchangeable shares;

•	acknowledge the right of Bowater Canadian Holdings to purchase all but not less than all the exchangeable shares that you wish to retract directly from you; and

•

acknowledge that your request to retract your exchangeable shares is a revocable offer by you to sell your exchangeable shares to Bowater Canadian Holdings in accordance with Bowater Canadian Holdings’ right to purchase all your exchangeable shares on the terms and conditions described below.

The business day on which you desire to have ABCI redeem your exchangeable shares can be not less than 10 business days and not more than 15 business days after the date on which ABCI receives your retraction request. If you do not specify a day in your retraction request, the date of retraction will be the fifteenth business day after the date on which ABCI received your retraction request.

Notwithstanding the foregoing, AbitibiBowater has undertaken, in an irrevocable undertaking executed by both AbitibiBowater and Abitibi on July 26, 2007 (the “undertaking”), to cause the retraction date applicable to retraction requests to be no later than the seventh business day after the date on which the retraction request is received by ABCI.

Promptly after ABCI receives your retraction request, ABCI will notify Bowater and Bowater Canadian Holdings of the request. Within five business days after that notice from ABCI, in order to exercise its call right, Bowater Canadian Holdings must deliver a call notice to ABCI. If Bowater Canadian Holdings delivers a call notice within the five business day time period, and provided that you do not revoke your retraction request, ABCI will not redeem the retracted exchangeable shares, and instead Bowater Canadian Holdings will buy from you the exchangeable shares specified by you for retraction, on the date previously specified by you in your retraction request, for an equal number of shares of AbitibiBowater common stock. If Bowater Canadian Holdings does not deliver a call notice within the five business day period, and if you do not revoke your retraction request, ABCI will redeem the exchangeable shares specified by you for retraction, on the date previously specified by you in your retraction request, for an equal number of shares of AbitibiBowater common stock.

You may withdraw your retraction request by giving notice in writing to ABCI before the close of business on the business day immediately preceding the date of retraction. If you withdraw your retraction request, you will void your retraction request and revoke your offer to sell your exchangeable shares to Bowater Canadian Holdings.

If ABCI is not permitted by law to redeem all of the exchangeable shares tendered by a retracting holder because ABCI is, or after the redemption would be, insolvent, Bowater must purchase the “unretracted” shares in exchange for AbitibiBowater common stock on the retraction date, under the exchange right provided for in the trust agreement, described below. See “Insolvency of ABCI” beginning on page 12.

We May Redeem Your Exchangeable Shares

Subject to the provisions described below, on or after June 30, 2018, ABCI will have the right, upon 60 days’ notice, to redeem all of the then outstanding exchangeable shares by delivering one share of AbitibiBowater common stock for each exchangeable share. This right has the following limitations and additional features:

•	the date on which ABCI redeems the exchangeable shares may be earlier than June 30, 2018, if:

•

on any earlier date there are fewer than 500,000 exchangeable shares outstanding (other than exchangeable shares held by us or our affiliates and as adjusted to reflect share splits and similar events); or

•	a transaction is proposed that will result in an acquisition of control (as described in the exchangeable share provisions) of AbitibiBowater;

•

in the case of an acquisition of control of AbitibiBowater, ABCI may redeem the exchangeable shares by giving advance notice that its board of directors deems reasonable (rather than 60 days’ notice), and the date of redemption will be the date immediately before the acquisition of control of AbitibiBowater; and

•	Bowater Canadian Holdings may preempt this right by exercising its call right, as described below.

The ability of ABCI to exercise this redemption right also may be limited by applicable law.

On or after the redemption date, when you present and surrender the certificates representing your exchangeable shares and any other required documents at the office of the transfer agent or the registered office of ABCI, ABCI will either:

•	deliver one share of AbitibiBowater common stock for each of your exchangeable shares, at your address as recorded in our securities register; or

•	hold shares of AbitibiBowater common stock for pick-up by you at the registered office of ABCI or the office of the transfer agent as specified by ABCI in the written notice given to you.

If ABCI proposes to redeem your exchangeable shares, Bowater Canadian Holdings will have a right to purchase on the redemption date all but not less than all of the exchangeable shares then outstanding by exchanging each then outstanding exchangeable share for one share of AbitibiBowater common stock. When Bowater Canadian Holdings exercises that right, you and the other holders of exchangeable shares will be obligated to sell the exchangeable shares to Bowater Canadian Holdings and ABCI’s right to redeem the exchangeable shares will end.

Notwithstanding the foregoing, pursuant to the undertaking, AbitibiBowater has undertaken to cause the earliest redemption date for the exchangeable shares to be postponed to June 30, 2026, from the June 30, 2018 date contemplated in the exchangeable share provisions.

Liquidation of ABCI

If ABCI liquidates, dissolves or winds up its business, or otherwise distributes its assets among its shareholders for the purpose of winding up its affairs, you will have preferential rights to receive, for each exchangeable share, one share of AbitibiBowater common stock from the assets of ABCI on the effective date of any such liquidation event.

On or after the date of any such liquidation event, you may surrender certificates representing your exchangeable shares, together with other documents required to effect the transfer of exchangeable shares under the CBCA, the exchangeable share provisions or the by-laws of ABCI or by its transfer agent, at ABCI’s registered office or the office of the transfer agent. After we receive the certificates and other documents from you and subject to the exercise by Bowater Canadian Holdings of its right described below, ABCI will:

•	deliver to you one share of AbitibiBowater common stock for each of your exchangeable shares at your address as recorded in our securities register; or

•	hold shares of AbitibiBowater common stock for pick-up by you at ABCI’s registered office or the office of the transfer agent, as specified by ABCI in its written notice to you.

If ABCI liquidates, dissolves or winds up its business, or otherwise distributes its assets among its shareholders for the purpose of winding up its affairs, Bowater Canadian Holdings will have the right to purchase all but not less than all of the outstanding exchangeable shares by exchanging each exchangeable share for one share of AbitibiBowater common stock. Upon the exercise of this right by Bowater Canadian Holdings, you will be obligated to sell your exchangeable shares to Bowater Canadian Holdings. The purchase by Bowater Canadian Holdings of all of the outstanding exchangeable shares upon the exercise of its right will occur on the date on which ABCI liquidates, dissolves or winds up its business or otherwise distributes its assets among its shareholders for the purpose of winding up its affairs.

Insolvency of ABCI

If an ABCI insolvency event occurs, the voting and exchange trustee under the trust agreement (the “voting and exchange trustee”) will have the right to require us to exchange any or all outstanding exchangeable shares (other than exchangeable shares held by AbitibiBowater or its affiliates) for an equal number of shares of AbitibiBowater common stock.

An ABCI insolvency event will occur if:

•	ABCI initiates any bankruptcy, insolvency or winding-up proceeding; or

•	ABCI consents to the institution of bankruptcy, insolvency or winding-up proceedings against it; or

•

any person files a petition, answer or consent seeking dissolution or winding-up of ABCI under any bankruptcy, insolvency or similar laws, including, for example, the Companies Creditors’ Arrangement Act (Canada) and the Bankruptcy and Insolvency Act (Canada), if ABCI fails to contest in good faith any of these proceedings within 30 days after ABCI becomes aware of them; or

•	ABCI consents to the filing of any petition seeking its dissolution or winding-up or to the appointment of a receiver; or

•	ABCI makes a general assignment for the benefit of creditors; or ABCI admits in writing its inability to pay its debts generally as they become due; or

•	ABCI is not permitted by law to redeem any exchangeable shares in connection with a retraction request, is insolvent or would be insolvent after the redemption.

Whenever an ABCI insolvency event occurs and while it continues, you will be entitled, subject to the provisions of the trust agreement, to instruct the voting and exchange trustee to exercise the exchange right as to any or all of your exchangeable shares. By giving this instruction, you will require us to purchase your exchangeable shares. As soon as practicable following an ABCI insolvency event or any event that may, with the passage of time or the giving of notice, become an ABCI insolvency event, we and ABCI will give written notice of the event to the voting and exchange trustee. As soon as practicable after receiving the notice, the voting and exchange trustee will notify you of the event or potential event and will advise you of your rights as to the exchange right.

Liquidation of AbitibiBowater

If an AbitibiBowater liquidation event occurs, we will be required to exchange each outstanding exchangeable share (other than exchangeable shares held by us or our affiliates) on the fifth business day before the effective date of an AbitibiBowater liquidation event for one share of our common stock.

An AbitibiBowater liquidation event will occur if:

•	our board of directors decides to institute voluntary liquidation, dissolution or winding-up proceedings for AbitibiBowater; or

•	our board of directors decides to effect any other distribution of our assets among our shareholders for the purpose of winding up our affairs; or

•

we receive notice of, or we otherwise become aware of, any threatened or instituted action to liquidate, dissolve or wind up AbitibiBowater’s business or to make any other distribution of our assets among our shareholders for the purpose of winding-up our affairs and we fail to contest in good faith the action within 30 days of becoming aware of it.

Following the fifth business day before an AbitibiBowater liquidation event, at your request and after you surrender your exchangeable share certificates, properly endorsed in blank and accompanied by any required instrument of transfer, we will deliver to you one share of AbitibiBowater common stock for each exchangeable share you hold.

Support Agreement

On the effective date of the combination, AbitibiBowater, Bowater Canadian Holdings, ABCI and Bowater will enter into an amended and restated support agreement (“the support agreement”) that will provide, among other things, that we will do everything needed for ABCI to exchange exchangeable shares for shares of AbitibiBowater common stock according to all laws that may apply. The form of support agreement is included as an exhibit to the registration statement of which this prospectus is a part, and we refer you to that exhibit for the full terms of the support agreement.

INCOME TAX CONSIDERATIONS

Material Canadian Federal Income Tax Consequences

The following is a summary of the material Canadian federal income tax consequences under the Income Tax Act (Canada) (the “Canadian Tax Act”), generally applicable to holders of exchangeable shares who, for purposes of the Canadian Tax Act, and at all relevant times, are or are deemed to be resident in Canada, hold their exchangeable shares and shares of AbitibiBowater common stock, as the case may be, as capital property, and deal at arm’s length with ABCI or AbitibiBowater.

Exchangeable shares and shares of AbitibiBowater common stock will generally be considered to be capital property to a shareholder unless the shares are held in the course of carrying on a business of trading or dealing in securities, acquired in a transaction considered to be an adventure in the nature of trade or considered to be “mark-to-market property” for the purposes of the Canadian Tax Act. Certain ABCI shareholders who are residents of Canada for the purposes of the Canadian Tax Act, and whose exchangeable shares might not otherwise qualify as capital property, may be entitled to make an irrevocable election in accordance with Subsection 39(4) of the Canadian Tax Act to have their exchangeable shares and every “Canadian security” (as defined in the Canadian Tax Act) owned by such shareholder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Where a shareholder has acquired their exchangeable shares in circumstances to which Section 85 of the Canadian Tax Act applied, such exchangeable shares will not be “Canadian securities” to such holder for this purpose and therefore will not be deemed to be capital property for purposes of the Canadian Tax Act. Shareholders who do not hold their exchangeable shares or shares of AbitibiBowater common stock, as the case may be, as capital property, should consult their own tax advisors regarding their particular circumstances.

This summary is based on the Canadian Tax Act and the regulations thereunder and the published administrative practices and policies of the Canada Revenue Agency, which we refer to in this document as the “CRA,” all in effect as of the date of this document. This summary takes into account all proposed amendments to the Canadian Tax Act and the regulations thereunder that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and assumes that such proposed amendments will be enacted substantially as proposed. However, no assurance can be given that such proposed amendments will be enacted in the form proposed, or at all. This summary does not take into account or anticipate any other changes in law or any changes in CRA administrative practices and policies, whether by judicial, governmental or legislative action or decision, nor does it take into account other federal or any provincial, territorial or foreign income tax legislation or considerations, which may differ from the material Canadian federal income tax consequences described herein. No advance income tax ruling has been sought or obtained from the CRA to confirm the tax consequences of any of the transactions described herein, and accordingly no assurance can be given that the CRA will not assert a position contrary to one or more positions reflected in the summary below.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular shareholder. This summary does not take into account your particular circumstances and does not address consequences that may be particular to you. Therefore, you should consult your own tax advisor regarding your particular circumstances.

In particular, this summary does not take into account the mark-to-market rules in the Canadian Tax Act applicable to securities held by financial institutions, special rules in the Canadian Tax Act applicable to insurers carrying on business in Canada and elsewhere that are not Canadian residents for the purpose of the Canadian Tax Act or the Income Tax Application Rules applicable to shareholders who have held their shares of AbitibiBowater common stock or their exchangeable shares continuously since December 31, 1971 (or are deemed to have done so under those rules). Holders to which these rules apply should consult their own tax advisors.

For the purposes of the Canadian Tax Act, all amounts relating to the acquisition, holding or disposition of securities (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars; amounts denominated in United States dollars must be converted into Canadian dollars based on the prevailing United States dollar exchange rate generally at the time such transactions arise.

Dividends on Exchangeable Shares

Individuals. In the case of a holder of exchangeable shares who is an individual (including most trusts), dividends received or deemed to be received on such exchangeable shares by the shareholder are required to be included in computing the individual’s income for the taxation year in which such dividends are received and are subject to the gross-up and dividend tax credit rules generally applicable to taxable dividends received from taxable Canadian corporations.

Corporations. In the case of a holder of exchangeable shares that is a corporation, dividends received or deemed to be received on such exchangeable shares are required to be included in computing the corporation’s income for the taxation year in which such dividends are received and, subject to the special rules and limitations described below, such dividends will normally be deductible in computing the corporation’s taxable income.

In the case of a holder of exchangeable shares that is a “private corporation” (as defined in the Canadian Tax Act) or any other corporation controlled or deemed to be controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), such shareholder will generally be liable to pay a refundable tax under Part IV of the Canadian Tax Act of 33 1/3% on dividends received (or deemed to be received) on such exchangeable shares, to the extent such dividends are deductible in computing such shareholder’s taxable income. A “Canadian-controlled private corporation” may be liable to pay an additional refundable tax of 6 2/3% on dividends received or deemed to be received on such exchangeable shares if such dividends are not deductible in computing taxable income.

In the case of a corporate holder of exchangeable shares that is a “specified financial institution,” dividends on such shares will not be deductible in computing the shareholder’s taxable income unless either: (i) such shareholder did not acquire such exchangeable shares in the ordinary course of the business carried on by it; or (ii) at the time the dividend is received or deemed to be received, the exchangeable shares are listed on a “prescribed stock exchange” in Canada (which currently includes the Toronto Stock Exchange) and such shareholder, either alone or together with persons with whom such shareholder does not deal at arm’s length and, in certain cases, either directly or through a trust or partnership of which such shareholder or other person is a beneficiary or member, respectively, does not own more than 10% of the issued and outstanding exchangeable shares.

A corporation will, in general, be a “specified financial institution” for purposes of the Canadian Tax Act if it is a bank, a trust company, a credit union, an insurance corporation, a corporation whose principal business is the lending of money to persons with whom the corporation is dealing at arm’s length or the purchasing of debt obligations issued by such persons or a combination thereof, a prescribed corporation, or a corporation controlled by or related to such entities.

The exchangeable shares are “taxable preferred shares” and “short-term preferred shares” for the purpose of the Canadian Tax Act. A holder of exchangeable shares who receives or is deemed to receive dividends on such shares will not be subject to the 10% tax under Part IV.1 of the Canadian Tax Act.

Dividends on AbitibiBowater Common Stock

Individuals. In the case of a holder of shares of AbitibiBowater common stock who is an individual, dividends received or deemed to be received by the shareholder on such stock will be required to be included in computing the shareholder’s income for the taxation year in which such dividends are received and will not be subject to the gross-up and dividend tax credit rules in the Canadian Tax Act.

Corporations. In the case of a holder of shares of AbitibiBowater common stock that is a corporation, dividends received or deemed to be received by the shareholder on such stock will be required to be included in computing the shareholder’s income for the taxation year in which such dividends are received and generally will not be deductible in computing the shareholder’s taxable income. A shareholder that is a Canadian-controlled private corporation may be liable to pay an additional refundable tax of 6 2/3% on such dividends.

Any United-States non-resident withholding tax on such dividends generally will be eligible to be credited against the holder’s income tax or deducted from income subject to certain limitations under the Canadian Tax Act.

Redemption or Exchange of Exchangeable Shares

A shareholder will be considered to have disposed of exchangeable shares (i) on a redemption (including pursuant to a retraction request) of such exchangeable shares by ABCI and (ii) on an acquisition of such exchangeable shares by Bowater Canadian Holdings or AbitibiBowater. However, the Canadian federal income tax consequences of the disposition for the holder will be quite different depending on whether the event giving rise to the disposition is a redemption or an acquisition. A shareholder who exercises the right to require redemption of an exchangeable share by giving a retraction request cannot control whether such exchangeable share will be acquired by Bowater Canadian Holdings under the retraction call right or redeemed by ABCI; however, the shareholder will be notified if Bowater Canadian Holdings will not exercise the retraction call right, in which case the shareholder may cancel the retraction request and retain the exchangeable share.

Redemption by ABCI. On a redemption (including a retraction) of exchangeable shares by ABCI, a shareholder will generally be deemed to have received a dividend equal to the amount, if any, by which the redemption proceeds exceed the paid-up capital (for purposes of the Canadian Tax Act) of the exchangeable shares so redeemed. On the redemption, the holder of an exchangeable share will be considered to have disposed of the proceeds less the amount of the deemed dividend. A holder will realize a capital loss (or a capital gain) equal to the amount by which the sum of (i) the adjusted cost base to the holder of the exchangeable share, and (ii) any reasonable costs of disposition, exceeds (or is less than) the proceeds of disposition. For this purpose, the “redemption proceeds” of an exchangeable share will be equal to the sum of (i) the fair market value at the time of the redemption of a share of AbitibiBowater common stock, and (ii) the amount of all declared but unpaid dividends, if any, on the exchangeable share. The deemed dividend will be subject to the tax treatment described above under “Dividends on Exchangeable Shares.”

In the case of a shareholder that is a corporation, it is possible that in some circumstances all or part of the deemed dividend may be treated as proceeds of disposition and not as a dividend.

Purchase by Bowater Canadian Holdings. On the acquisition of exchangeable shares by Bowater Canadian Holdings pursuant to its redemption call right, a shareholder will generally be considered to realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition exceed (or are less than) the total of (i) the adjusted cost base of such exchangeable share to the shareholder and (ii) any reasonable costs of disposition. For this purpose, the proceeds of disposition in respect of an acquisition of an exchangeable share by Bowater Canadian Holdings will be equal to the sum of (i) the fair market value at the time of the exchange of a share of AbitibiBowater common stock, and (ii) the amount of all declared but unpaid dividends on the exchangeable share. The acquisition of an exchangeable share by Bowater Canadian Holdings will not result in a deemed dividend. For a description of the tax treatment of capital gains and losses, see “Taxation of Capital Gains and Capital Losses” below.

Exchange for AbitibiBowater Common Stock. On the exchange of exchangeable shares for AbitibiBowater common stock, a shareholder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such exchangeable shares, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to such shareholder of the exchangeable shares immediately before the exchange. For these purposes, the proceeds of disposition will be the fair market value at the time of the exchange of the AbitibiBowater common stock which such shareholder receives plus any other amounts received from AbitibiBowater as part of the exchange, but less any amount paid in satisfaction of declared and unpaid dividends owed to the shareholder by ABCI. The taxation of capital gains and capital losses is described below.

On October 18, 2000, the Minister of Finance announced that the Department of Finance would consider future amendments to the Canadian Tax Act to allow holders of shares of a Canadian corporation to exchange such shares for shares of a non-Canadian corporation on a tax-deferred basis. It is possible that, in certain circumstances, these contemplated amendments, if enacted into law, could, in the future allow a holder of exchangeable shares to exchange such shares for common stock on a tax-deferred basis. No specifics have been announced regarding these contemplated amendments and in particular with respect to the various requirements that would have to be satisfied in order to permit a holder of exchangeable shares to exchange such shares on a tax deferred basis or whether these requirements could be satisfied in the circumstances.

Disposition of Exchangeable Shares Other Than on Redemption or Exchange

A holder of exchangeable shares who disposes or is deemed to dispose of such shares, other than on the redemption or exchange, will generally realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to such shareholder immediately before the disposition. The taxation of capital gains and capital losses is described below.

Acquisition and Disposition of AbitibiBowater Common Stock

The cost of the shares of AbitibiBowater common stock received on a retraction, redemption or exchange of exchangeable shares will be equal to the fair market value of the common stock at the time of that event, and will be averaged with the adjusted cost base of any other shares of AbitibiBowater common stock held by a shareholder at that time as capital property (other than common stock considered to have been continually held by such shareholder since 1971) for the purpose of determining the adjusted cost base of the common stock.

A holder of shares of AbitibiBowater common stock who disposes or is deemed to dispose of such shares will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to such holder of such common stock immediately before the disposition. The taxation of capital gains and capital losses is described below.

Taxation of Capital Gains and Capital Losses

Generally, a shareholder is required to include in computing its income for a taxation year 50% of the amount of any capital gain (the “taxable capital gain”). A shareholder may deduct 50% of the amount of any capital loss (the “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the shareholder in such year, subject to and in accordance with rules contained in the Canadian Tax Act. Any allowable capital losses in excess of taxable capital gains for the year of disposition generally may be carried back up to three taxation years or carried forward indefinitely and deducted against taxable capital gains in such other years to the extent and under the circumstances described in the Canadian Tax Act.

Capital gains realized by a shareholder who is an individual or trust, other than certain specified trusts, may give rise to alternative minimum tax under the Canadian Tax Act.

A shareholder that is a “Canadian-controlled private corporation,” as defined in the Canadian Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on its “aggregate investment income” for the year which will include an amount in respect of taxable capital gains.

If a holder of exchangeable shares or of shares of AbitibiBowater common stock is a corporation, the amount of any capital loss realized on a disposition or deemed disposition of such shares may be reduced by the amount of dividends received or deemed to have been received on such shares to the extent and under circumstances prescribed by the Canadian Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns such shares or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns any such shares. Shareholders to whom these rules may be relevant should consult their own tax advisors.

Foreign Property Information Reporting

In general, a “specified Canadian entity,” as defined in the Canadian Tax Act, for a taxation year or fiscal period whose total cost amount of “specified foreign property,” as defined in the Canadian Tax Act, at any time in the year or fiscal period exceeds Cdn.$100,000, is required to file an information return for the year or period disclosing prescribed information, including the cost amount, any dividends received in the year, and any gains or losses realized in the year, in respect of such property. With some exceptions, a taxpayer resident in Canada in the year will be a specified Canadian entity. Exchangeable shares, ancillary rights and shares of AbitibiBowater common stock will constitute specified foreign property to a shareholder. Accordingly, holders of exchangeable shares and/or of shares of AbitibiBowater common stock should consult their own advisors regarding compliance with these rules.

Foreign Investment Entity Tax Proposals

Draft legislation regarding the taxation of investments in “foreign investment entities” was released on November 9, 2006. In general, where the draft legislation applies, a holder of an interest in a foreign investment entity will be required to either (i) include in (or deduct from) income on an annual basis any increase (or decrease) in the value of that interest or (ii) include in income annually, an imputed return at the prescribed rate on the “designated cost” of such interest. A corporation is not a foreign investment entity if the “carrying value” of all of its “investment property” is not greater than one-half of the “carrying value” of all of its property or if its principal undertaking is the carrying on of a business that is not an “investment business” within the meaning of those terms in the draft legislation. AbitibiBowater is of the view that it should not be a “foreign investment entity” but no assurance can be given to that effect. In any event, in general, the proposed rules will not apply to shares of AbitibiBowater common stock so long as such shares qualify as an “arm’s length interest” under the Canadian Tax Act and it is reasonable to conclude that the holder has no tax avoidance motive in respect of such shares. No assurance can be given that the exchangeable shares or the shares of AbitibiBowater common stock will qualify as arm’s length interests, and shareholders should consult their own tax advisors in this respect.

Material U.S. Federal Income Tax Consequences

The following is a summary of the material United States federal income tax consequences to Non-U.S. Holders (as defined below) of exchangeable shares of owning and disposing of such shares. U.S. Holders (as defined below) of exchangeable shares should consult their own tax advisors as to the United States tax consequences of owning and disposing such shares.

A “Non-U.S. Holder” means a beneficial owner of exchangeable shares (other than a partnership) that is not a U.S. Holder. The term “U.S. Holder” means:

•	a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or of any political subdivision thereof;

•

a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust; or

•	an estate, the income of which is subject to United States federal income taxation regardless of its source.

This summary is based on the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the “Code,” the regulations promulgated under the Code, court decisions and published rulings of the Internal Revenue Service (which we refer to as the “IRS”) currently in effect and does not take into account the possible effect of future legislative or administrative changes or court decisions. It is not intended as a complete analysis of all possible tax considerations relevant to owning and disposing of exchangeable shares. Future legislative or administrative changes or court decisions may significantly change the conclusions expressed in this summary, and any such changes or decisions may have a retroactive effect with respect to owning and disposing of exchangeable shares.

This discussion is limited to Non-U.S. Holders who hold their exchangeable shares as capital assets within the meaning of Section 1221 of the Code. It does not address all of the tax consequences that may be relevant to a holder in light of the holder’s particular circumstances or to holders subject to special rules, and does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder subject to special treatment under the U.S. federal income tax laws including (except where expressly stated otherwise): banks or certain trusts; brokers or dealers in securities or currencies; financial institutions; insurance companies; investors in a pass-through entity; mutual funds; regulated investment companies; real estate investment trusts; tax-exempt organizations; persons holding the exchangeable shares or AbitibiBowater common stock as part of a hedging, integrated, conversion, wash or constructive sale transaction or a straddle or synthetic security; traders in securities that have elected the mark-to-market method of accounting for securities; persons liable for alternative minimum tax; persons that have a “functional currency” other than the U.S. dollar; a person that owns or is deemed to own more than 5% of AbitibiBowater common stock; a “controlled foreign corporation;” a “foreign personal holding company;” a “passive foreign investment company” or a U.S. expatriate.

If a partnership holds exchangeable shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Any partners of a partnership holding exchangeable shares are urged to consult their own tax advisors.

This summary does not address any non-income tax or any foreign, state or local tax consequences of the ownership and disposition of exchangeable shares and does not address the tax consequences unrelated to the ownership and disposition of exchangeable shares. Accordingly, each holder of exchangeable shares is strongly urged to consult with a tax advisor to determine the particular federal, state, local or foreign income or other tax consequences of the ownership and disposition of exchangeable shares.

The following discussion is not binding on the IRS. Neither AbitibiBowater nor ABCI has requested a ruling from the IRS with respect to any of the U.S. federal income tax consequences of the ownership and disposition of exchangeable shares, and as a result, there can be no assurance that the IRS will not disagree with or challenge any of the conclusions described below.

U.S. Federal Income Tax Characterization of Exchangeable Shares

There is no statutory, judicial or administrative authority that directly addresses the proper characterization and treatment of instruments with characteristics similar to the exchangeable shares and the ancillary rights for U.S. federal income tax purposes. Since the exchangeable shares are exchangeable into shares of AbitibiBowater common stock, have dividend rights based on the dividends paid with respect to AbitibiBowater common stock, and have the benefit of voting rights similar to the voting rights attributable to the shares of AbitibiBowater common stock, there is a significant chance that, for U.S. federal income tax purposes, the IRS or the United States courts may treat the exchangeable shares as shares of AbitibiBowater rather than as shares of ABCI. In the absence of specifically applicable authority and in view of the voting and other rights that holders of exchangeable shares have with respect to ABCI, AbitibiBowater and ABCI intend to take the position that the Bowater exchangeable shares constitute stock of ABCI, and not stock of AbitibiBowater, for U.S. federal income tax purposes. However, this characterization is not binding on the IRS, and the IRS or the courts could treat the exchangeable shares as shares of AbitibiBowater. Neither AbitibiBowater nor ABCI have requested, nor do they intend to request, an opinion from United States legal counsel or a ruling from the IRS regarding the U.S. federal income tax classification of the exchangeable shares.

U.S. Federal Income Tax Characterization Dividends Received by Non-U.S. Holders on Exchangeable Shares

ABCI does not intend to withhold any amounts in respect of U.S. withholding tax from dividends paid with respect to exchangeable shares. However, as discussed above, no statutory, judicial or administrative authority exists that directly addresses the proper characterization and treatment of instruments with characteristics similar to the exchangeable shares and the ancillary rights, including dividends, for U.S. federal income tax purposes. If dividends on the exchangeable shares were determined to constitute income from U.S. sources, Non-U.S. Holders of exchangeable shares likely would be subject to U.S. withholding tax at a rate of 30%, or such lower rate as provided by an applicable income tax treaty. Under the Canada-U.S. Income Tax Convention, dividends from U.S. sources distributed to persons that are residents of Canada for purposes of the Canada-U.S. Income Tax Convention are currently subject to a maximum withholding rate of 15%. Holders of exchangeable shares would be required to provide proper certification to ABCI establishing eligibility for the 15% withholding rate applicable to dividends under the Canada-U.S. Income Tax Convention.

Dividends Received by Non-U.S. Holders on AbitibiBowater Common Stock

Dividends paid to a Non-U.S. Holder of AbitibiBowater common stock will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Under the Canada-U.S. Income Tax Convention, dividends from U.S. sources distributed to persons that are residents of Canada for purposes of the Canada-U.S. Income Tax Convention are currently subject to a maximum withholding rate of 15%. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States (or, where a tax treaty applies, are attributable to a U.S. permanent establishment of the Non-U.S. Holder) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, those dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the Non-U.S. Holder were a U.S. person as defined under the Code. Any effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. A Non-U.S. Holder will be required to satisfy certification requirements to claim treaty benefits or otherwise claim a reduction of, or exemption from, the U.S. withholding tax described above.

Gain or Loss on Disposition of AbitibiBowater Common Stock

Any gain realized on the disposition of AbitibiBowater common stock will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States or, if a tax treaty applies, is attributable to a permanent establishment of the Non-U.S. Holder in the United States;

•

in the case of gain recognized by an individual Non-U.S. Holder, the individual is present in the United States for 183 days or more during the taxable year of disposition and other conditions set forth in the Code are met; or

•

AbitibiBowater is or has been a “United States real property holding corporation” for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such Non-U.S. Holder’s holding period.

An individual Non-U.S. Holder described in the first bullet point in the list immediately above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. An individual Non-U.S. Holder described in the second bullet point in the list immediately above will be subject to a flat 30% tax (or such lower rate as may be provided by an applicable income tax treaty) on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States. If a Non-U.S. Holder that is a foreign corporation falls under the first bullet point in the list immediately above, it will be subject to tax on its net gain in the same manner as if it were a U.S. person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

AbitibiBowater believes it is not currently and does not anticipate becoming a “United States real property holding corporation” for U.S. federal income tax purposes. If AbitibiBowater nevertheless constituted a United States real property holding corporation at a relevant time, a Non-U.S. Holder who at no time actually or constructively owned more than 5% of the AbitibiBowater common stock would not be subject to United States federal income or withholding tax on the relevant gain or the proceeds of sale, provided that the AbitibiBowater common stock was regularly traded on an established securities market within the meaning of the applicable regulations.

United States Federal Estate Tax. AbitibiBowater common stock held by an individual Non-U.S. Holder at the time of death will be included in that Holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

A Non-U.S. Holder is generally subject to information reporting requirements with respect to dividends paid by AbitibiBowater to the Non-U.S. Holder and any tax withheld with respect to such dividends. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which a Non-U.S. Holder resides under the provisions of an applicable income tax treaty. A Non-U.S. Holder will be subject to backup withholding unless applicable certification requirements are met. Payment of the proceeds of a sale of shares of the AbitibiBowater common stock within the United States or through certain United States brokers is subject to both backup withholding and information reporting unless the Non-U.S. Holder, as the beneficial owner, certifies under penalties of perjury that the Non-U.S. Holder is not a United States person for purposes of the Code (and the payor does not have actual knowledge or reason to know that the Non-U.S. Holder is a United States person) or otherwise establishes an exemption. Any amounts withheld under the backup withholding rules are generally allowable as a credit against the Non-U.S. Holder’s United States federal income tax liability (if any), which may entitle the Non-U.S. Holder to a refund, provided that the required information is furnished to the IRS.

EXPERTS

The consolidated balance sheet of AbitibiBowater Inc. and subsidiary as of March 31, 2007 has been incorporated by reference herein upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein and in the registration statement and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Abitibi at December 31, 2006 and 2005 and for each of the years in the three-year period ended December 31, 2006, the management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of Abitibi’s internal control over financial reporting as of December 31, 2006 have been incorporated herein by reference in reliance on the reports of PricewaterhouseCoopers LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements and schedule of Bowater and its subsidiaries as of December 31, 2006 and 2005, and for each of the years in the three-year period ended December 31, 2006, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the consolidated financial statements and schedule of Bowater and its subsidiaries refers to Bowater’s change in its method of quantifying errors in 2006, the change in its method of accounting for share-based payment in 2006, the change in its method of accounting for pensions and other postretirement benefits plans in 2006 and the change in its method of accounting for conditional asset retirement obligations in 2005.

CERTAIN LEGAL MATTERS

The validity of the common stock offered by this prospectus has been passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison, LLP. Certain federal Canadian and U.S. tax matters will be passed upon by Ogilvy Renault LLP and Troutman Sanders LLP, respectively, as set forth under “Income Tax Considerations.”

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, and other information with the SEC. You may read and copy any reports, statements or other information that we file with the SEC at the SEC’s public reference room at the following location:

Public Reference Room

100 F Street, N.E.

Room 1580

Washington, DC 20549

Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These SEC filings are also available to the public from commercial document retrieval services and at the Internet web site maintained by the SEC at www.sec.gov.

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is considered part of this prospectus, except for any information superseded by information contained directly in this prospectus or in later filed documents incorporated by reference in this prospectus.

This prospectus incorporates by reference the documents listed below that we, Abitibi or Bowater, have previously filed with the SEC. These documents contain important business and financial information about us that is not included in or delivered with this prospectus.

1.	Our prospectus filed with the SEC on June 25, 2007 pursuant to Rule 424(b)(3) under the Securities Act;

2.	Abitibi’s Annual Report on Form 40-F/A for the year ended December 31, 2006 filed with the SEC on June 7, 2007;

3.	All other reports filed (and not furnished) by Abitibi under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), since the end of the fiscal year covered by Abitibi’s Form 40-F/A referred to in (2) above;

4.	Bowater’s Annual Report on Form 10-K for the year ended December 31, 2006 filed with the SEC on March 1, 2007, as amended on April 30, 2007 and June 5, 2007;

5.	Bowater’s Proxy Statement on Schedule 14A filed with the SEC on June 25, 2007;

6.	Bowater’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007;

7.	Bowater’s Current Reports on Form 8-K filed (and not furnished) with the SEC on January 29, 2007, February 1, 2007, February 26, 2007, March 29, 2007, September 12, 2007, September 18, 2007 and October 26, 2007; and

8.	The description of our common stock contained in our Current Report on Form 8-K12B filed with the SEC on October 29, 2007.

We also incorporate by reference any filings made by us with the SEC in accordance with Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this prospectus and before the termination of the offering. To the extent that any information contained in any report, or any exhibit thereto, was or is furnished, rather than filed with, the SEC, such information or exhibit is specifically not incorporated by reference into this document.

Shareholders can obtain copies of any document incorporated by reference in this document from us without charge, excluding all exhibits, except that if we have specifically incorporated by reference an exhibit in this prospectus, the exhibit will also be provided without charge by requesting it in writing or by telephone from us at:

AbitibiBowater Inc.

1155 Metcalfe Street

Suite 800

Montreal, Quebec

Canada H3B 5H2

(514) 875-2160

Attention: Investor Relations

You may also obtain copies of these documents from our website at www.abitibibowater.com or at the SEC’s internet site www.sec.gov by clicking on the “Search for Company Filings” link, then clicking on the “Company & Other Filers” link, and then entering our name in the “name” field or “ABH” in the ticker symbol field.

Any statement contained in this document or in a document incorporated or deemed to be incorporated by reference will be deemed to be modified or superseded, for purposes of this document, to the extent that a statement contained in this document or in any other document subsequently filed by us, which also is or is deemed to be incorporated by reference, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. This prospectus is dated October 29, 2007. You should not assume that the information contained in this prospectus is accurate as of any date other than that date. Neither the mailing of this prospectus to shareholders nor the issuance of our common stock create any implication to the contrary.

5,590,759 Shares

ABITIBIBOWATER INC.

Common Stock

PROSPECTUS

October 29, 2007

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution (Estimated):

SEC Filing Fee	$690
Printing Costs	5,000
Legal Fees and Expenses	25,000
Accounting Fees	10,000
Miscellaneous	4,310

TOTAL	$45,000

Item 15.	Indemnification of Directors and Officers.

Delaware law permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director, but not an officer in his or her capacity as such, to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except that such provision shall not limit the liability of a director for (1) any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) liability under Section 174 of the Delaware General Corporation Law for unlawful payment of dividends or stock purchases or redemptions, or (4) any transaction from which the director derived an improper personal benefit. AbitibiBowater’s restated certificate of incorporation provides that no AbitibiBowater director shall be personally liable to AbitibiBowater or AbitibiBowater’s stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such an exemption from liability or limitation thereof is not permitted under the Delaware General Corporation Law.

Under Delaware law, a corporation may indemnify any individual made a party or threatened to be made a party to any type of proceeding, other than action by or in the right of the corporation, because he or she is or was an officer, director, employee or agent of the corporation or was serving at the request of the corporation as an officer, director, employee or agent of another corporation or entity against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such proceeding: (1) if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation; or (2) in the case of a criminal proceeding, he or she had no reasonable cause to believe that his or her conduct was unlawful. A corporation may indemnify any individual made a party or threatened to be made a party to any threatened, pending or completed action or suit brought by or in the right of the corporation because he or she was an officer, director, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other entity, against expenses actually and reasonably incurred in connection with such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, provided that such indemnification will be denied if the individual is found liable to the corporation unless, in such a case, the court determines the person is nonetheless entitled to indemnification for such expenses. A corporation must indemnify a present or former director or officer who successfully defends himself or herself in a proceeding to which he or she was a party because he or she was a director or officer of the corporation against expenses actually and reasonably incurred by him or her. Expenses incurred by an officer or director, or any employees or agents as deemed appropriate by the Board of Directors, in defending civil or criminal proceedings may be paid by the corporation in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation. The Delaware law regarding indemnification and expense advancement is not exclusive of any other rights which may be granted by AbitibiBowater’s restated certificate of incorporation or by-laws, a vote of stockholders or disinterested directors, agreement or otherwise.

Under the Delaware General Corporation Law, termination of any proceeding by conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that such person is prohibited from being indemnified.

AbitibiBowater’s restated certificate of incorporation and bylaws provide for the indemnification and advancement of expenses to the fullest extent permitted by law of any individual made, or threatened to be made, a party to an action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of AbitibiBowater or is or was a director or officer of AbitibiBowater serving any other enterprise at the request of AbitibiBowater. However, AbitibiBowater will not indemnify a director or officer who commences any proceeding (except for proceedings to enforce rights of indemnification), unless the commencement of that proceeding was authorized or consented to by the AbitibiBowater Board of Directors.

AbitibiBowater will assume and/or fulfill, as applicable, and will cause Abitibi or Bowater, as applicable, and/or their respective successors to fulfill and honor in all respects their respective obligations pursuant to any indemnification agreements between Abitibi or Bowater, as applicable, and their respective current or former directors, officers or employees in effect immediately prior to the Effective Time, and any indemnification provisions under Abitibi’s bylaws, Bowater’s certificate of incorporation or Bowater’s bylaws, each as in effect on the date of the combination agreement. AbitibiBowater will also, subject to certain conditions, pay expenses in advance of the final disposition of any applicable action, suit or proceeding to each such indemnified party to the fullest extent permitted under such documents and applicable law. AbitibiBowater will cause Abitibi and Bowater and/or their respective successors to not amend, repeal or otherwise modify the provisions with respect to exculpation and indemnification contained in Abitibi’s bylaws, Bowater’s certificate of incorporation or Bowater’s bylaws as in effect on the date of the combination agreement for a period of six years from the Effective Time in any manner that would adversely affect the rights under such documents of individuals who, immediately prior to the Effective Time, were directors or officers of Abitibi or Bowater, as applicable, unless such modification is required by law. For a period of six years after the Effective Time, AbitibiBowater will, or will cause Abitibi, Bowater and/or their respective successors to, maintain in effect, if available, directors’ and officers’ liability insurance covering those persons who are currently covered by Abitibi’s or Bowater’s, as applicable, directors’ and officers’ liability insurance policy with respect to claims arising from actions or omissions that occurred on or before the Effective Time (including in connection with the combination agreement and the transactions contemplated by the combination agreement and the transactions contemplated hereby) on terms no less favorable to the beneficiaries of such policies than those applicable to persons covered as of the date of the combination agreement.

Item 16.	Exhibits.

The exhibits to this registration statement are listed in the exhibit index, which appears elsewhere herein and is incorporated by reference.

Item 17.	Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however,

Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a posteffective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, AbitibiBowater Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Montreal, Province of Quebec, Canada, on October 29, 2007.

ABITIBIBOWATER, INC.

By:	/s/ David J. Paterson
Name:	David J. Paterson
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ John W. Weaver	Director and Chairman	October 29, 2007
John W. Weaver	(Principal Executive Officer)

/s/ David J. Paterson	Director and President and Chief	October 29, 2007
David J. Paterson	Executive Officer

/s/ William G. Harvey	Director and Senior Vice	October 29, 2007
William G. Harvey	President and Chief Financial
Officer (Principal Financial and Accounting Officer)

/s/ Pierre Rougeau	Director and Senior Vice	October 29, 2007
Pierre Rougeau	President, North American Newsprint

INDEX TO EXHIBITS

Exhibit No.	Exhibits
2.1*	Combination Agreement and Plan of Merger dated as of January 29, 2007, among AbitibiBowater Inc. (formerly named Alpha-Bravo Holdings Inc.), Abitibi-Consolidated Inc., Bowater Incorporated, Alpha-Bravo Merger Sub Inc., and Bowater Canada Inc. (the “Combination Agreement”) (incorporated by reference to Annex C to the joint proxy statement/prospectus/management information circular of AbitibiBowater Inc., filed pursuant to Rule 424(b)(3) on June 25, 2007)

2.2*	First Amendment, dated as of May 7, 2007, to the Combination Agreement (incorporated by reference to Annex C to the joint proxy statement/prospectus/management information circular of AbitibiBowater Inc., filed pursuant to Rule 424(b)(3) on June 25, 2007)

2.3*	Form of Plan of Arrangement (incorporated by reference to Annex E to the joint proxy statement/prospectus/management information circular of AbitibiBowater Inc., filed pursuant to Rule 424(b)(3) on June 25, 2007)

3.1*	Amended and Restated Certificate of Incorporation of AbitibiBowater Inc. (incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K of AbitibiBowater, Inc., filed on October 29, 2007)

3.2*	Amended and Restated Bylaws of AbitibiBowater Inc. (incorporated by reference to Exhibit 3.2 to Current Report on Form 8-K of AbitibiBowater, Inc., filed on October 29, 2007)

4.1	Form of Amended and Restated Support Agreement, among AbitibiBowater Inc., Bowater Canadian Holdings Incorporated, AbitibiBowater Canada Inc. and Bowater Incorporated

4.2*	Form of Provisions Attaching to the Exchangeable Shares (incorporated by reference to Schedule 1 of Annex F to the joint proxy statement/prospectus/management information circular of AbitibiBowater Inc., filed pursuant to Rule 424(b)(3) on June 25, 2007)

5.1	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison, LP

8.1	Opinion of Troutman Sanders LLP as to certain United States tax matters

8.2	Opinion of Ogilvy Renault as to certain Canadian tax matters

9.1	Form of Amended and Restated Voting and Exchange Trust Agreement among AbitibiBowater Canada Inc., Bowater Canadian Holdings Incorporated, AbitibiBowater Inc., Bowater Incorporated and CIBC Mellon Trust Company

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of KPMG LLP

23.3	Consent of KPMG LLP

23.4	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibit 8.1)

23.5	Consent of Troutman Sanders LLP (included in Exhibit 8.1)

23.6	Consent of Ogilvy Renault LLP (included in Exhibit 8.2)

*	Previously filed and incorporated herein by reference.